Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

January 4, 2021

Registration Statement No. 333-237579

Supplementing the Prospectus Supplement and Prospectus, each dated April 6, 2020

John Deere Capital Corporation

$900 million 0.700% Senior Notes Due January 15, 2026

Issuer:	John Deere Capital Corporation
Expected Ratings*:	A2 by Moody’s Investors Service, Inc.
A by Standard and Poor’s Ratings Services
A by Fitch Ratings, Inc.
Note Type:	Medium-Term Notes, Series H
Issue Size:	$900 million
Trade Date:	January 4, 2021
Settlement Date (T+3):	January 7, 2021
Maturity Date:	January 15, 2026
Benchmark Treasury:	0.375% due December 31, 2025
Benchmark Treasury Yield
and Price:	0.348%; 100-04 1/4
Spread to Treasury:	+37 basis points
Reoffer Yield:	0.718%
Coupon:	0.700%
Coupon Payment Dates:	Semi-annually on January 15 and July 15, commencing on July 15, 2021 (long first coupon) and ending on the maturity date.
Day Count:	30 / 360, Unadjusted
Denominations:	Minimum of $1,000 with increments of $1,000 thereafter.
Redemption Provision:	N/A
Price to Public:	99.911% plus accrued interest from January 7, 2021
Gross Spread:	0.350%
Net Proceeds (%):	99.561% plus accrued interest from January 7, 2021
Net Proceeds ($):	$896,049,000 plus accrued interest from January 7, 2021
CUSIP / ISIN:	24422EVK2 / US24422EVK27
Joint Book-Running Managers:	Barclays Capital Inc.
BofA Securities, Inc.
Citigroup Global Markets Inc.
HSBC Securities (USA) Inc.
Co-Managers:	Academy Securities, Inc.
BNP Paribas Securities Corp.
PNC Capital Markets LLC
Siebert Williams Shank & Co., LLC
SMBC Nikko Securities America, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission for the Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322, Barclays Capital Inc. LLC toll-free at 1-888-603-5847, Citigroup Global Markets Inc. toll-free at 1-800-831-9146 and HSBC Securities (USA) Inc. toll-free at 1-866-811-8049.

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